September 27, 2024

Matthew Shafer
Chief Financial Officer
Cardiff Lexington Corp
3753 Howard Hughes Parkway, Suite 200
Las Vegas, NV 89169

       Re: Cardiff Lexington Corp
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed March 27, 2024
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           Filed August 14, 2024
           Response Letters Dated September 13, 2024 and September 16, 2024 File No. 000-49709
Dear Matthew Shafer:

     We have reviewed your September 13, 2024 and September 16, 2024 responses to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 16, 2024 letter.

Response Letters Dated September 13, 2024 and September 16, 2024
Annexes A, B and C

1. Please expand your draft disclosures to explain how you assessed that your collection rate is 99% given that an aging of your accounts receivable is not available for your specific circumstances. As part of this disclosure, provide a discussion of how management is monitoring the outstanding settlement/trial cases underlying the accounts receivable to assess when the settlements or trial awards have been finalized, when only partial settlements or trial awards occur, or when no settlement occurs, a trial results in a loss and the case is abandoned. Finally, please provide an investor with sufficient information to understand the length of time that the accounts receivable balance has been outstanding
       (e.g., $X outstanding for 1 year, $X outstanding for 2 years, $X amount outstanding for 3
 September 27, 2024
Page 2

       years). Refer to ASC 326-20-55-37 through 55-40.
2. We note that you originally recognized bad debt expense of $1,242,017. We further note that you reassessed that $1,199,155 of the original bad debt expense should have been recognized as variable consideration with a reduction to revenue. Please expand your draft disclosures to provide a detailed explanation of why you reversed the remaining
       $42,862 of bad debt expense, resulting in an increase to income from operations of
       $16,647 to $59,509 for the six-months June 30, 2024.
3. We note your draft disclosures for the estimation of variable consideration and service
       fees     net (PIP) which indicate that these revenues are based on a 49%
collection history
       and allowances for contractual adjustments and uncollectible amounts. Please revise your reference to "collections", "historical collection rates" and "net collection percentage" in the context of your revenue recognition policy to better distinguish between how you consider variable consideration in the context of estimating the transaction price for revenue recognition purposes under ASC 606 versus estimating the collectability of accounts receivable within the scope of ASC 326. Refer to ASC 606-10-
       25-1.e. for identifying the contract and to ASC 606-10-32-5 through 32-14 for identifying various forms of variable consideration and estimating variable consideration within the context of determining the transaction price of a contract for purposes of recognizing revenue. Refer to ASC 326-20-30-1 through 30-10 regarding estimating expected credit losses to recognize the net amount expected to be collected. Please also address this comment with your additional subsequent events disclosure.
4. Please expand your draft disclosures for variable consideration to disclose each type of variable consideration you estimate to determine the amount of the transaction price for each contract and how each type of variable consideration is estimated in accordance with
       ASC 606-10-50-17 and 50-20. To the extent that any portion of your variable
       consideration is constrained, please disclose as such including an explanation of the facts and circumstances resulting in the amount being constrained, your policy for reassessing these factors, and what needs to occur for the amount to be recognized. Refer to ASC
       606-10-32-5 through 32-9 and ASC 606-10-32-11 through 32-14 for guidance.
5.     Please address the following regarding your correction of an error:
           Revise the explanation for the amendment to the Form 10-K and provide an explanation for the amendment for the Forms 10-Q that provides an investor with the specific reason for each of these amendments.
           Ensure all financial statement columns/rows and related footnote disclosures that have been revised to correct the error are labeled as restated, including but not limited to the condensed consolidated statements of cash flows for both interim periods, the
           condensed consolidated statements of stockholders    equity
(deficiency) and the assets
           table to Note 16 as of June 30, 2024.
           Provide a description of the nature of the error including how you initially accounted for the transactions and how you are now accounting for the transactions. In this regard, we note your reference to the decrease in net revenue as a result of a decrease in the average collection percentage of your gross billed charges. However, your responses have indicated that the impact is due to a business decision to accept a lesser amount to be able to collect on the amount due sooner that was initially
 September 27, 2024
Page 3

           recognized as a credit loss under ASC 326 rather than as a price concession under
           ASC 606.
             Provide a discussion of the impact of this error on your disclosure controls and procedures.
             File an Item 4.02 Form 8-K, or tell us why you do not believe one is required.
6. Please revise your discussion and analysis of revenue and liquidity in MD&A to clearly explain the business decision made to offer a price concession in order to receive payment sooner that resulted in a reduction in the amount of revenue recognized and the amount of cash that will ultimately be received. In this regard, it is unclear why you would characterize the price concession as a decrease to your ability to collect your accounts receivable. Please also address whether management intends to continue offering price concessions in future periods. Refer to Item 303(b)(1)(i) and Item 303(b)(2) of
       Regulation S-K and Sections III.B. and IV of SEC Release 33-8350 for guidance.
       Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services